UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Marcy N. Lynch

Senior Vice President, General Counsel and Corporate Secretary

Ruth’s Hospitality Group, Inc.

1030 W. Canton Avenue, Suite 100

Winter Park, FL 32789

(407) 333-7440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Kevin M. Frank

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”). The Company’s principal executive offices are located at 1030 W. Canton Avenue, Suite 100, Winter Park, Florida 32789 and its telephone number is (407) 333-7440.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company. As of May 15, 2023, there were:

•	32,119,114 Shares issued and outstanding;

•

114,344 Shares subject to issuance pursuant to outstanding restricted stock units (the “Company RSUs”) granted pursuant to the Company’s 2005 Long-Term Equity Incentive Plan (the “2005 Plan”) and the Company’s 2018 Omnibus Incentive Plan (the “2018 Plan,” together with the 2005 Plan, the “Plans”);

•	338,019 Shares subject to issuance pursuant to outstanding performance share units and outstanding market stock units granted pursuant to the Plans (the “Company PSUs”);

•	655,760 Shares of restricted stock granted pursuant to the Plans (the “Company RSAs”); and

•	3,395 Shares subject to issuance pursuant to outstanding deferred stock units granted pursuant to the Company’s Director Deferred Compensation Plan (the “Company DSUs”).

There are no shares of the Company’s preferred stock, par value $0.01 per share, outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above. The Company’s website address is www.RHGI.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Parent” or “Darden”), to purchase, subject to certain conditions, any and all of the outstanding Shares at a price of $21.50 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on May 16, 2023 by Purchaser and Parent (as it may be amended or supplemented from time to time, the “Schedule TO”).

The Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on Tuesday, June 13, 2023 (the “Offer Expiration Time,” unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the following conditions, which are described further in Section 15 — “Conditions of the Offer” of the Offer to Purchase:

(i)

that the number of Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (together with any Shares owned by Parent, Purchaser, or any of their affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”)), represents one more Share than 50% of the total number of Shares outstanding as of the expiration of the Offer at the Offer Expiration Time (the “Minimum Condition”);

(ii)	the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing;

(iii)	the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers);

(iv)	the Company’s compliance with and performance in all material respects of all obligations, covenants and conditions required to be complied with or performed by it under the Merger Agreement;

(v)

the delivery to Parent and Purchaser by the Company of a certificate signed by an executive officer of the Company, dated as of the date of the Offer Expiration Time, certifying that the conditions in (ii), (iii) and (iv) above have been satisfied;

(vi)

the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), applicable to the Transactions (as defined below);

(vii)

the absence of any law, order, judgment, judicial decision, decree or injunction (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction, prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Offer or the Merger (as defined below); and

(viii)	the Merger Agreement has not been validly terminated in accordance with its terms.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, Purchaser shall consummate the Offer and accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after (and in any event, no later than the first business day after) the Offer Expiration Time (the time of such acceptance, the “Offer Acceptance Time”) and promptly after (and in any event, no later than the second business day after the Offer Acceptance Time) pay for such Shares. As soon as practicable following (but in any event on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect, wholly-owned subsidiary of Parent (the “Surviving Corporation”). Following the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger will be governed and effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of the Company’s stockholders. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are (i) held by a holder who is entitled to demand appraisal and who has (or for which the “beneficial owner” (as defined in Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who has (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to any such Shares held by such holder (the “Dissenting Company Shares”) or (ii) held by the Company as treasury stock or owned by Parent, Purchaser or any of Parent’s other subsidiaries (including Shares acquired pursuant to the Offer (the “Owned Company Shares”)) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clauses (i) and (ii) above will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. The Dissenting Company Shares will entitle their holders only to the rights granted to them under Section 262 of the DGCL. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Offer is made only for Shares and is not made for any Company Equity Awards (as defined below). The Merger Agreement provides that (i) each Company RSA outstanding as of immediately prior to the Effective Time will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (A) the Merger Consideration by (B) the total number of Shares subject to such Company RSA, (ii) each Company RSU outstanding as of immediately prior to the Effective Time will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (A) the Merger Consideration by (B) the total number of Shares subject to such Company RSU, (iii) each Company PSU outstanding as of immediately prior to the Effective Time will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (A) the Merger Consideration by (B) the total number of Shares subject to such Company PSU, with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement, and (iv) each Company DSU outstanding as of immediately prior to the Effective Time will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (A) Merger Consideration by (B) the total number of Company DSUs credited to the holder’s account. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal office address of Purchaser is located at 1000 Darden Center Drive, Orlando, Florida 32837 and its telephone number is (407) 245-4000. According to the Offer to Purchase, the principal office of Parent is located at 1000 Darden Center Drive, Orlando, Florida 32837, and its telephone number is (407) 245-4000.

For the reasons described below, our Board of Directors (the “Board” or the “Board of Directors”) unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company RSAs and Company PSUs for each of our executive officers (as applicable);

•	the accelerated vesting and payment in respect of Company RSUs and Company DSUs with respect to non-employee directors;

•	potential receipt of severance payments in the event of a qualifying termination of employment;

•	payment of a prorated annual bonus upon the Effective Time;

•	payout of account balances under the Company’s nonqualified deferred compensation plans (if any);

•	Ms. Henry will receive the Change in Control Payment (as defined below) following the Effective Time;

•	potential employment arrangements with the Company or Parent after the Effective Time; and

•	the entitlement to indemnification benefits in favor of our directors and executive officers.

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and executive officers, directors and affiliates, please see the information under the heading “Compensation Discussion and Analysis” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 20, 2023, which is hereby incorporated by reference as Exhibit (e)(10).

Outstanding Shares Held by Directors and Executive Officers

The following table sets forth (i) the number of Shares beneficially owned as of May 15, 2023, by each of our executive officers and non-employee directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Equity Awards (as defined below)) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Giannella Alvarez	19,645	$422,368
Mary L. Baglivo	12,180	$261,870
Carla R. Cooper	51,829	$1,114,324
Stephen M. King	3,889	$83,614
Michael P. O’Donnell	846,936	$18,209,124
Marie L. Perry	16,557	$355,976
Robin P. Selati	24,113	$518,430
Kristy Chipman	9,444	$203,046
Cheryl J. Henry	415,890	$8,941,635
David E. Hyatt	18,080	$388,720
Mark Kupferman	—	$—
Marcy N. Lynch	10,245	$220,268

Treatment of Company Equity Awards in the Merger

The Merger Agreement provides for the following treatment of Company RSAs, Company RSUs, Company PSUs and Company DSUs (collectively, “Company Equity Awards”) held by the Company’s employees and non-employee directors:

Company RSAs. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company RSAs that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company RSA.

Company RSUs. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company RSUs that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company RSU.

Company PSUs. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company PSUs that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company PSU, with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement.

Company DSUs. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company DSUs that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically be fully vested, cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Company DSUs credited to the holder’s account.

The table below sets forth, for each of our executive officers and non-employee directors holding Company RSAs, Company RSUs, Company PSUs and Company DSUs as of May 15, 2023, (i) the aggregate number of Shares subject to such unvested Company RSAs, Company RSUs, and Company PSUs, and vested Company DSUs, and (ii) the value of cash amounts payable in respect of such Company RSAs, Company RSUs, Company PSUs (with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement), and Company DSUs on a pre-tax basis at the closing of the Transactions as described above.

Name of Executive Officer or Director	Number of Shares Subject to Unvested Company RSAs (#)	Number of Shares Subject to Unvested Company RSUs (#)	Number of Shares Subject to Unvested Company PSUs (#)	Number of Shares Subject to Vested Company DSUs (#)	Cash Consideration for Unvested Company RSAs, Company RSUs, Company PSUs, and Company DSUs ($)
Cheryl Henry	247,186	—	153,053	—	$8,605,139
Kristy Chipman	83,685	—	77,415	—	$3,463,650
Marcy N. Lynch	46,781	—	40,786	—	$1,882,691
David Hyatt	22,038	—	15,584	—	$808,873
Mark Kupferman	19,931	—	19,931	—	$857,033
Giannella Alvarez (Director)	—	20,246	—	851	$453,586
Mary L. Baglivo (Director)	—	21,584	—	871	$482,783
Carla R. Cooper (Director)	—	10,496	—	—	$225,664
Stephen M. King (Director)	—	25,388	—	1,261	$572,954
Michael P. O’Donnell (Director)	—	15,638	—	412	$345,075
Marie L. Perry (Director)	—	10,496	—	—	$225,664
Robin P. Selati (Director)	—	10,496	—	—	$225,664

Change in Control and Severance Benefits

Each of our executive officers is party to an employment agreement that provides certain severance payments and benefits upon a termination of employment by the Company without “cause” or a resignation by the executive officer for “good reason” (each as defined below). Such severance payments and benefits are subject to the respective executive officer’s execution and non-revocation of a general release of claims and continued compliance with the restrictive covenants set forth in the executive officer’s employment agreement (as further described below).

Ms. Henry’s severance benefits consist of (a) continued base salary for 24 months after the date of termination; (b) 12 monthly payments in the aggregate equal to her prior year bonus compensation; (c) a prorated share of the bonus for the year of termination (based on actual performance); (d) 24 months of automobile allowance payments pursuant to current Company guidelines; and (e) 24 months of continued health, welfare and retirement benefits, all unreimbursed expenses, and continued vesting rights for her options and restricted stock for 24 months following such termination. In the event of a change in control, Ms. Henry will become entitled to a cash payment equal to the severance benefits listed in items (a) through (d) above (the “Change in Control Payment”), and all of Ms. Henry’s equity awards will immediately vest. Ms. Henry has agreed not to compete with the Company or to solicit any of the Company’s team members or persons with whom the Company has certain business relationships for 12 months following her termination. Ms. Henry is expected to continue employment with the Company for some period of time after Closing and enter into an arrangement with the terms described in “— Arrangements Between the Company and Its Executive Officers, Directors and Affiliates — Potential for Future Arrangements.”

Ms. Chipman’s, Ms. Lynch’s, Mr. Hyatt’s, and Mr. Kupferman’s severance payments consist of (a) continued base salary for 12 months after the date of termination; (b) 12 monthly payments in the aggregate equal to 50% of his or her prior years’ bonus compensation; (c) a prorated share of the bonus for the year of termination (based on actual performance); (d) 12 months of automobile allowance payments pursuant to current Company guidelines; and (e) 12 months of continued health, welfare and retirement benefits, all unreimbursed expenses, and continued vesting rights for equity incentive rights in accordance with the applicable award agreement. Ms. Chipman, Ms. Lynch, Mr. Hyatt, and Mr. Kupferman agreed not to compete with the Company or to solicit any of the Company’s team members or persons with whom the Company has certain business relationships for 12 months following their termination.

In accordance with the terms of the Merger Agreement, each of our executive officers may enter into an employment agreement amendment pursuant to which the severance amount described in item (c) above for each executive will be replaced with an amount equal to (i) a prorated share (based on the amount of days employed during the applicable performance year) of the executive’s annual bonus for the year of termination, based on target performance for the year minus (ii) any amounts paid or payable to the executive under the Company’s Home Office Bonus Program for the calendar year in which a change in control occurs (if any), payable when such Annual Bonus would have otherwise been payable (but no later than March 15 of the year immediately following the year of termination).

The employment agreements for our executive officers generally define “cause” as meaning, subject to any applicable cure periods, (i) an officer’s theft, embezzlement, perpetration of fraud, misappropriation of property or attempts at such; (ii) any act of disloyalty, misconduct or moral turpitude by an officer that is injurious to the Company; or (iii) an officer’s willful disregard of a lawful directive given by a superior or our Board of Directors or a violation of the Company’s employment policy.

The employment agreements for our executive officers generally define “good reason” to mean (i) a material diminution of, or the assignment by our Board of Directors to an officer of any material duties that are clearly inconsistent with the officer’s status, title and position, (ii) failure by the Company to pay the officer any amounts required under the officer’s employment agreement which failure continues uncured for a period of 15 days after written notice is given, (iii) a material relocation of the Company requiring the executive to relocate, (iv) upon notice of the Company’s intent not to renew the agreement, or (v) a material breach of the agreement by the Company or any material and repeated interference by the Board or Employer or stockholder with the officer’s ability or authority to discharge their duties or responsibilities.

The descriptions above are qualified in their entirety by reference to the employment agreements for our executive officers, which are filed as Exhibits (e)(4) through (e)(9) hereto and incorporated herein by reference.

Prorated Annual Bonus

Pursuant to the terms of the Merger Agreement, each employee who is a participant in the Company’s Home Office Bonus Program (including the executive officers) will receive payment of a prorated target bonus for the portion of the year during which the participant was employed with the Company or its affiliates prior to the Effective Time. In addition, each participant who remains employed with Darden, the Surviving Corporation or their respective affiliates through December 31, 2023, will receive a target bonus payment minus the amount of the prorated bonus previously paid to the participant at the Effective Time. If a participant’s employment is terminated without cause or the participant resigns with good reason after the Effective Time and prior to December 31, 2023, the participant will receive a prorated portion of the bonus the participant would have otherwise received if the participant had remained employed through December 31, 2023, as described in the preceding sentence, with such proration determined based on the number of days the participant was employed between the Effective Time and December 31, 2023.

Deferred Compensation Plan

Pursuant to the Company’s deferred compensation plan for employees, certain high-level team members, including Kristy Chipman, have voluntarily elected to defer a portion of their salary and/or bonus payments. Upon the Effective Time, the full amount of the account balances for all participants under the deferred compensation plan will be paid out in accordance with the terms of the deferred compensation plan.

Golden Parachute Compensation — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 25, 2022, filed by the Company with the SEC on April 20, 2023, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of May 15, 2023, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purposes of the applicable agreement;

•	the change in control was consummated on May 15, 2023, the latest practicable date prior to the filing of this Schedule 14D-9;

•

each named executive officer experiences a termination of employment without “cause” or resigns for “good reason” (each, a “qualifying termination of employment”) in connection with, or immediately following, the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards, to the extent provided in the applicable agreement, is calculated using the cash Offer Price of $21.50 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Cheryl Henry	$5,854,908	$8,605,139	$90,000	$14,550,047
Kristy Chipman	$908,298	$3,463,650	$40,800	$4,412,748
Susan Mirdamadi	$9,250	$679,809	—	$689,059
Marcy N. Lynch	$718,068	$1,882,691	$40,800	$2,641,559
David Hyatt	$444,633	$808,873	$38,400	$1,291,906

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table included in our most recent annual report. While disclosure is therefore required with respect to Susan Mirdamadi, our former Executive Vice President and Chief Administrative Officer, Ms. Mirdamadi retired from her executive officer position on June 27, 2022.

(2)

The amounts listed in this column reflect (a) cash severance payments payable upon a qualifying termination of employment, which consists of: (i) with respect to Ms. Henry, (A) continued base salary for 24 months after the date of termination; and (B) 12 monthly payments in the aggregate equal to her prior year bonus compensation; (ii) with respect to Ms. Chipman, Ms. Lynch and Mr. Hyatt, an amount equal to (A) continued base salary for 12 months after the date of termination; and (B) 12 monthly payments in the aggregate equal to 50% of his or her prior years’ bonus compensation; (b) payment of a prorated target bonus under the Company’s Home Office Bonus Program pursuant to the terms of the Merger Agreement; and (c) with respect to Ms. Henry, the Change in Control Payment (as defined above).

(3)

As described in more detail in “— Arrangements between the Company and Its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards in the Merger” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all Company RSAs and Company PSUs (with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement) held by such named executive officer as of May 15, 2023, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under “— Treatment of Company Equity Awards in the Merger.” Such Company RSAs and Company PSUs are valued based on the Offer Price in respect of Shares subject to such Company RSAs and Company PSUs on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to such Company RSAs and Company PSUs (with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics as specified in the applicable award agreement).

(4)

The amounts listed in this column reflect the estimated cash value of the following benefits payable upon a qualifying termination of employment (a) with respect to Ms. Henry, (i) 24 months of automobile allowance payments pursuant to current Company guidelines and (ii) 24 months of continued health, welfare and retirement benefits; and (b) with respect to Ms. Chipman, Ms. Lynch and Mr. Hyatt, (i) 12 months of automobile allowance payments pursuant to current Company guidelines and (ii) 12 months of continued health, welfare and retirement benefits.

Potential for Future Arrangements

It is currently expected that the Company will enter into an employment agreement with Cheryl Henry, current Chairperson of the Board, President and Chief Executive Officer of the Company, that will be effective as of the Effective Time. Under the expected agreement, Ms. Henry will remain employed with the Company and (i) have the title of Brand President, (ii) receive a base salary of $550,000, (iii) in lieu of continued participation in the Company’s Home Office Bonus Program for the remainder of 2023, receive a target annual bonus equal to 70% of her base salary, which will be earned based on the achievement of Darden financial objectives, but with a guaranteed payment of at least the pro-rata portion of $385,000 for the period of active employment, provided the terms of the bonus plan are met, and including a pro-rata payment if she is terminated due to death or disability, (iv) receive a Darden Long Term Incentive stock award with a target value of $750,000 that vests on varying pro-rata or full terms if she is terminated without cause or due to death or disability, and (v) vest in her right to receive the severance benefits (excluding the prorated share of her Home Office Bonus for the year of termination, which will be forfeited) pursuant to her current employment agreement, a portion of which will be paid in a cash lump sum immediately following Closing, and the Change in Control Payment pursuant to her current employment agreement.

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements (except for certain agreements described in this Schedule 14D-9) have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that other executive officers of the Company will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with other executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, Parent and its subsidiaries will and will cause the Surviving Corporation and its subsidiaries to (i) honor and fulfill the obligations of the Company and its subsidiaries pursuant to the Company’s and its subsidiaries’ organizational documents, and under any indemnification agreements in effect on May 2, 2023, and (ii) cause the organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the current or former directors, officers, employees or agents of the Company (the “Indemnified Persons”) that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Subsidiaries of the Company. During the period commencing at the effective time and ending on the sixth anniversary of the effective time, Parent and its subsidiaries will, and Parent will cause the Surviving Corporation to indemnify each current or former director or officer of the Company and its Subsidiaries from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding (subject to certain exceptions). None of Parent, the Surviving Corporation nor any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification may be sought by a current or former director or officer of the Company and its Subsidiaries pursuant to the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all applicable persons from all liability arising out of such legal proceeding. In addition, (i) the Surviving Corporation will (and Parent will cause the Surviving Corporation to), during the period commencing at the effective time and ending on the sixth anniversary of the effective time, maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the effective time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance, subject to a maximum annual premium of 300% of the amount paid by the Company for coverage for its fiscal year ended December 25, 2022, for the D&O Insurance or (ii) prior to the effective time, after prior consultation with Parent, the Company may purchase a six-year prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s existing directors’ and officers’ liability insurance carrier, so long as the cost for such “tail” policy does not exceed 300% of the amount paid by the Company for coverage for its fiscal year ended December 25, 2022.

Section 16 Matters

Pursuant to the Merger Agreement, the Company is permitted to take all such actions prior to the Effective Time as may be reasonably necessary or advisable to cause the Transactions, and any dispositions of equity securities of the Company in connection with the Transactions by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act. The Company expects the Board or a committee thereof will adopt appropriate resolutions for these purposes prior to the Offer Expiration Time.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Effective Time, the Compensation Committee of the Board will take such steps as may be required to cause each employment, compensation, severance or other employee benefit arrangement pursuant to which any consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto and to satisfy the requirements of the nonexclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On May 2, 2023, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made or otherwise and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Tender and Support Agreement

On May 2, 2023, in connection with the execution and delivery of the Merger Agreement, the Company, Parent and each of the executive officers and directors of the Company (each a “Supporting Stockholder”, and collectively, the “Supporting Stockholders”), solely in their capacity as stockholders of the Company, entered into a tender and support agreement (the “Tender and Support Agreement”). The summary of the material provisions of the Tender and Support Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The representations and warranties in the Tender and Support Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between Parent and the individuals party to the Tender and Support Agreement. The Tender and Support Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent,

Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

On March 8, 2023, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

On May 2, 2023, the Board unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL. Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that stockholders tender their Shares to Purchaser pursuant to the Offer. See “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9.

Background of the Offer and Merger

As part of its ongoing evaluation of the Company’s business, the Board of Directors, together with the Company’s management, regularly reviews the Company’s historical performance, long-term strategic plan, operations, competitive position and future prospects, in addition to ways to enhance stockholder value. These reviews have included discussions as to whether the Company should continue to execute on its strategy as a stand-alone company, pursue various acquisitions or other growth strategies, alter its capital structure or pursue a sale of the Company. As part of these reviews, the Board of Directors and Company senior management also monitor developments in the fine dining space, as well as the opportunities and challenges facing participants in the industry. In connection with this process, the Board of Directors, together with the Company’s senior management and with the assistance of its advisors, has considered from time to time what would offer the best avenue to enhance stockholder value along with the potential benefits and risks of any potential alternative.

On October 19 and 20, 2021, the Board of Directors held a regularly scheduled virtual meeting, which was attended by Company senior management and representatives of Boston Consulting Group, Inc. (“BCG”) and Jefferies LLC (“Jefferies”). The Board of Directors discussed the Company’s corporate strategy, opportunities and risks. Representatives of BCG presented on the Company’s market position and potential value creation opportunities and associated challenges, focusing specifically on the negative impact of the Company’s lack of scale and resources on its valuation and ability to compete effectively. The Board of Directors considered whether it may be an appropriate time to explore strategic options to address the potential value creation opportunities and challenges and determined that Jefferies should do preliminary analyses and the Board of Directors should discuss it further at the next meeting of the Board of Directors to be held in December 2021.

On December 13, 2021, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland & Ellis LLP (“Kirkland”), the Company’s outside legal counsel, BCG and Jefferies. Representatives of BCG presented on the Company’s market position and potential value creation opportunities and associated challenges, focusing specifically on the negative impact of the Company’s lack of scale and resources on its valuation and ability to compete effectively. The Board of Directors discussed the Company’s corporate strategy, opportunities and challenges, and representatives of Jefferies presented on potential strategic options to address the potential value creation opportunities and challenges for the Company, including remaining as a stand-alone company or exploring a sale of, or acquisitions by, the Company. The Board of Directors also discussed the difficulty of obtaining the scale desired by the Company through acquisitions, given that obtaining such scale would require a large acquisition that could be complicated to execute, and the Company’s lack of track record in acquiring, and successfully integrating acquired, businesses. The Board of Directors further discussed that maintaining the status quo was not an effective strategy for the Company to maximize value for its stockholders. Representatives of Kirkland reviewed with the Board of Directors its fiduciary duties and process considerations in connection with a potential review of strategic alternatives. At the meeting, the Board of Directors determined that, based on, among other things, Jefferies’ qualifications, experience and expertise with merger and acquisition transactions and the Company’s industry, and its knowledge of the Company and its business generally, the Company should continue working with Jefferies, which had previously provided financial advisory services for the Company, as its financial advisor in connection with this process. The Board of Directors instructed Jefferies to continue its analyses of potential strategic alternatives and report again to the Board of Directors at its next meeting. The Company subsequently entered into an engagement letter with Jefferies, dated January 11, 2022.

On January 6, 2022, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland, Jefferies and BCG. During the meeting, members of Company senior management led a discussion with representatives of Kirkland and Jefferies regarding the Company’s strategic plan, and Jefferies provided an update on the status of its analyses of potential strategic alternatives, including remaining as a stand-alone company or exploring a sale of, or acquisitions by, the Company, and provided advice on potential strategic and financial counterparties for a strategic transaction involving the Company. The Board of Directors determined to conduct targeted outreach to explore potential strategic alternatives, taking into account the potential for increased distraction and leaks if a broader outreach were conducted. Following discussion, the Board of Directors directed representatives of Jefferies to contact five potential counterparties (including Darden) based on the Board of Directors’ assessment of the likelihood of their potential interest in an acquisition of the Company and their ability to make a credible proposal.

On January 13, 2022, a representative of Jefferies contacted a representative of Darden to discuss whether Darden would be interested in a potential acquisition of the Company. Darden indicated that it may be interested in exploring an acquisition of the Company. Shortly thereafter, a representative of Darden’s then financial advisor contacted a representative of Jefferies, indicating that Darden was interested in exploring an acquisition of the Company.

On January 14, 2022, a representative of Jefferies contacted a representative of a private U.S. restaurant company (referred to as “Party A”) to discuss whether Party A would be interested in a potential acquisition of the Company. Party A indicated that it would consider an evaluation of the Company internally and would revert if interested. Party A did not subsequently express interest in exploring a potential acquisition of the Company despite multiple conversations.

Also on January 14, 2022, a representative of Jefferies contacted a representative of a restaurant investment firm (referred to as “Party B”) to discuss whether Party B would be interested in a potential acquisition of the Company. Party B indicated that it may be interested in considering an acquisition of the Company. Party B subsequently communicated to representatives of Jefferies that it was not interested in exploring a potential acquisition of the Company at such time.

Also on January 14, 2022, a representative of Jefferies contacted a representative of a private equity firm (referred to as “Party C”) to discuss whether Party C would be interested in a potential acquisition of the Company. Party C indicated that it may be interested in considering an acquisition of the Company. Party C subsequently communicated to representatives of Jefferies that it was not interested in exploring a potential acquisition of the Company at such time.

On January 19, 2022, a representative of Jefferies contacted a representative of Darden’s then financial advisor to discuss next steps for providing Darden with access to certain information.

Thereafter on January 19, 2022, the Company entered into a confidentiality agreement with Darden. The confidentiality agreement contained a customary standstill provision that permitted Darden to make acquisition proposals at any time after the Company entered into a definitive agreement with a third party providing for a change of control transaction of the Company. After entry into the confidentiality agreement, Darden and its representatives were provided access to select business diligence information to facilitate a proposal.

From January 19, 2022 until the termination of discussions between the Company and Darden on April 1, 2022, representatives of Darden engaged in high-level financial due diligence of the Company, which included participation in numerous calls and meetings with Company senior management and representatives of Jefferies, and review of financial information and documents.

On January 26, 2022, at the direction of the Board of Directors, a representative of Jefferies had a telephonic discussion with a representative of a private equity firm with an investment in the Company (referred to as “Party D”) in connection with various matters not specifically related to the Company. In the course of the discussion, the representative of Party D indicated it could be interested in a potential acquisition of the Company.

On February 3, 2022, Darden submitted a letter to the Company setting forth a non-binding indication of interest to acquire the Company for $23.50 per share in cash (the “February 2022 Proposal”). The proposed purchase price per share in the February 2022 Proposal represented a premium of approximately 15% to the closing price of the Company’s common stock on February 2, 2022, the day prior to the submission of the February 2022 Proposal.

On February 10, 2022, at the direction of the Board of Directors, a representative of Jefferies contacted a representative of a private equity firm (referred to as “Party E”) to discuss whether Party E would be interested in a potential strategic transaction with the Company, either as a stand-alone acquisition or in combination with its restaurant portfolio company (referred to as “Party F”), but Party E indicated it was not interested in exploring a strategic transaction with the Company at such time.

Thereafter on February 10 and 11, 2022, the Board of Directors held a regularly scheduled virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. In addition to regularly scheduled business, with the assistance of Kirkland and Jefferies, the Board of Directors reviewed the February 2022 Proposal. The proposed purchase price per share in the February 2022 Proposal represented a premium of approximately 6% to the closing price of the Company’s common stock on February 9, 2022, the last full trading day prior to the meeting. Representatives of Kirkland then reviewed the directors’ fiduciary duties and process considerations in the context of a potential sale of the Company. Representatives of Jefferies discussed its preliminary financial analyses regarding the Company and the February 2022 Proposal, and provided an update on the status of feedback from Party A, Party B, Party C and Party E, as well as Jefferies’ initial conversation with Party D. The Board of Directors determined to convey to Darden that the Board of Directors did not believe the February 2022 Proposal was sufficiently attractive to the Company’s stockholders, but the Board of Directors was willing to provide Darden with access to additional due diligence materials to support an increase in the offer price, and directed representatives of Jefferies to convey this message to Darden. The Board of Directors directed representatives of Jefferies, taking into account both the feedback and level of interest received from the other counterparties contacted to date as well as the potential for increased distraction and leaks if numerous additional parties were contacted, to conduct outreach to another private U.S. restaurant company (referred to as “Party G”) and a private equity firm (referred to as “Party H”) based on the Board of Directors’ assessment of the likelihood of their potential interest in an acquisition of the Company and their ability to make a credible proposal, and to continue discussions with Party D to determine its interest in exploring a potential acquisition of the Company.

On February 11, 2022, a representative of Jefferies contacted a representative of Darden’s then financial advisor and conveyed the Board of Directors’ feedback to the February 2022 Proposal. The representative of Darden’s then financial advisor indicated that Darden would engage in additional due diligence in order to determine whether to increase its offer price. Following this discussion, Darden and its representatives were provided access to a virtual dataroom.

On February 21, 2022, a representative of Jefferies contacted a representative of Party G to discuss whether Party G would be interested in a potential acquisition of the Company. Party G indicated that it may be interested in exploring an acquisition of the Company.

On February 21, 2022, a representative of Jefferies contacted a representative of Party H to discuss whether Party H would be interested in a potential acquisition of the Company. Party H indicated that it would consider an evaluation of the Company internally and would revert if interested. Party H did not subsequently express interest in exploring a potential acquisition of the Company, despite engaging in multiple subsequent conversations with Jefferies.

On February 22, 2022, representatives of Darden attended a presentation by Company senior management.

Thereafter on February 22, 2022, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. During the meeting, representatives of Jefferies discussed its preliminary financial analysis regarding the Company and the February 2022 Proposal, and provided an update on the process undertaken to date, including with respect to communications with each of Darden, Party G and Party H.

On February 26, 2022, a representative of Jefferies had a telephonic discussion with a representative of Party D on various matters. In the course of the conversation, the representative of Jefferies inquired whether Party D still could be interested in a potential acquisition of the Company. The representative of Party D communicated that Party D still could be interested in a potential acquisition of the Company and would revert if interested.

On March 7, 2022, Darden submitted a letter to the Company setting forth a non-binding indication of interest to acquire the Company for $23.75 per share in cash (the “March 2022 Proposal”). The proposed purchase price per share in the March 2022 Proposal represented a premium of approximately 1% to the closing price of the Company’s common stock on March 4, 2022.

Thereafter on March 7, 2022, the Company entered into a confidentiality agreement with Party G to facilitate further discussion. The confidentiality agreement contained a customary standstill provision that permits Party G to make acquisition proposals at any time after the Company’s entry into a definitive agreement with a third party providing for a change of control transaction of the Company, such as the Merger Agreement. After entry into the confidentiality agreement, Party G and its representatives were provided with a Company overview presentation. Party G subsequently communicated to representatives of Jefferies that it was no longer interested in exploring a potential acquisition of the Company at such time.

Thereafter on March 7, 2022, a representative of Jefferies had a telephonic discussion with a representative of Party D on various matters. In the course of the conversation, the representative of Jefferies inquired whether Party D still could be interested in a potential acquisition of the Company. The representative of Party D communicated that Party D was not willing to explore an acquisition of the Company at a premium to the recent trading prices of the Company’s common stock.

On March 10, 2022, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. With the assistance of representatives of Kirkland and Jefferies, the Board of Directors reviewed the March 2022 Proposal and representatives of Jefferies updated the Board of Directors on the status of communications with each of Party D and Party G. The proposed purchase price per share in the March 2022 Proposal represented a premium of approximately 6% to the closing price of the Company’s common stock on March 9, 2022, the last full trading day prior to the meeting. The Board of Directors discussed the premium represented by the March 2022 Proposal, taking into account information provided by representatives of Jefferies regarding precedent transactions in the Company’s industry. The Board of Directors, together with Company senior management and the Company’s advisors, discussed uncertainty over whether the Company could ultimately obtain stockholder approval of a transaction at that premium level given the Company’s stock price had recently reached a 52-week high of $24.81 on February 28, 2022. The Board of Directors instructed representatives of Jefferies to communicate to representatives of Darden that the Company would require a per share price that represented at least a “double digit premium” to the then-current trading price of the Company’s common stock.

Thereafter on March 10, 2022, at the instruction of the Board of Directors, representatives of Jefferies communicated to representatives of Darden’s then financial advisor the Board of Directors’ feedback to the March 2022 Proposal, citing the need for a transaction to have a high likelihood of obtaining stockholder approval. The representatives of Darden’s then financial advisor indicated that Darden was not prepared to increase its offer price at this time but was willing to engage in additional diligence to potentially support an increase in the offer price.

On March 17, 2022, Ms. Henry and Rick Cardenas, incoming CEO of Darden, met in person to discuss the status of due diligence and discussions between the parties. In the course of that conversation, the parties discussed the recent increase in the Company’s stock price and whether the premium of the March 2022 Proposal over the Company’s current stock price would be sufficient to make obtaining approval of a transaction by the Company’s stockholders likely.

On March 27, 2022, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. Representatives of Jefferies updated the Board of Directors on discussions with Darden and Darden’s then financial advisor regarding the March 2022 Proposal, noting that the March 2022 Proposal represented a premium of approximately 8% to the closing price of the Company’s common stock on March 25, 2022, the last full trading day prior to the meeting. The Board of Directors, together with Company senior management and the Company’s advisors, discussed uncertainty over whether the Company could ultimately obtain stockholder approval of a transaction at that premium level. Ms. Henry also provided the Board of Directors with an update on her meeting with Mr. Cardenas.

Following discussion, the Board of Directors determined it would continue to be supportive of a transaction with Darden at a price per share representing at least a “double digit premium” to the then-current trading price of the Company’s common stock. The Board of Directors directed representatives of Jefferies to inform Darden that the Board of Directors would be supportive of a transaction with Darden at a price of $24.50 per share in cash, representing a premium of approximately 12% to the closing price of the Company’s common stock on March 25, 2022.

On March 28, 2022, representatives of Jefferies conveyed the Board of Directors’ counterproposal to a representative of Darden’s then financial advisor. The representative of Darden’s then financial advisor indicated that Darden would not be willing to offer a material increase, if any, to the price set forth in the March 2022 Proposal.

On April 1, 2022, representatives of Darden’s then financial advisor informed representatives of Jefferies that, in light of market conditions and other factors, including the Company’s current trading price and need for a sufficient premium to make stockholder approval of a transaction likely, Darden had determined not to proceed with exploring the potential transaction at that time. Subsequently, on April 27, 2022, the Company requested that Darden destroy confidential information received from the Company in accordance with the January 19, 2022 confidentiality agreement.

Throughout the remainder of 2022, the Board of Directors held regularly scheduled and special virtual and in-person meetings, during which the Board of Directors discussed potential strategic options available to the Company, including remaining as a stand-alone company, exploring a sale of the Company or pursuing potential acquisition targets. Over the course of these meetings, the Board of Directors also discussed potential counterparties for a strategic transaction with the Company and authorized representatives of Jefferies and Company senior management to discuss a potential strategic transaction with Party B, Party F and Party G. Over the course of these meetings, the Board of Directors also discussed the Company’s market position and potential value creation opportunities and associated challenges, focusing specifically on the negative impact of the Company’s lack of scale and resources on its valuation and ability to compete effectively, and that maintaining the status quo was not an effective strategy for the Company to maximize value for its stockholders.

On September 19, 2022, representatives of Jefferies met with a representative of Party E regarding a potential stock-for-stock merger between the Company and Party E’s restaurant portfolio company, Party F. The representative of Party E indicated it was not interested in a stock-for-stock merger of Party F with the Company at such time.

On October 7, 2022, representatives of Jefferies met with a representative of Party B regarding a potential acquisition by the Company of a portfolio company of Party B. The representative of Party B indicated it was not interested in a sale of its portfolio company to the Company at such time.

On November 14, 2022, representatives of Jefferies met in person with a representative of Party G to discuss a potential strategic transaction with the Company. The representative of Party G indicated it was not interested in a potential strategic transaction with the Company at such time.

On January 9, 2023, a representative of a publicly-traded U.S. restaurant company (referred to as “Party I”) approached Ms. Henry at an industry conference to inquire as to the Company’s interest in exploring a strategic transaction. At the same conference, a representative of Party I’s financial advisor approached a representative of Jefferies and made the same inquiry. Ms. Henry and the representative of Jefferies each responded that the Company would be open to considering a credible proposal for a strategic transaction made by Party I. In response to subsequent outreach from representatives of Jefferies, on both March 1 and March 30, 2023, Party I’s financial advisor communicated to representatives of Jefferies that, while Party I could be interested in exploring a potential strategic transaction with the Company, it was not in a position to give an indication of whether or when it could make a proposal or its sources of financing for a potential transaction, and relatedly indicated that any proposal would likely include substantial stock consideration (which would likely require approval of Party I’s stockholders). At the same conference, a representative of Darden indicated to representatives of Jefferies that Darden could still be interested in exploring an acquisition of the Company if the Company indicated an interest in doing so.

On January 10, 2023, at the same conference, representatives of Jefferies met in person with representatives of Party F regarding Party F’s current situation and strategic initiatives. In the course of that conversation, the representative of Party F indicated that it was focused on other strategic priorities and would not be interested in exploring an acquisition or merger at such time.

On February 8, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Jefferies and BCG. A representative of BCG presented on the possibility of more challenging economic conditions emerging in the future that could affect the Company’s industry. The Board of Directors discussed with representatives of Jefferies certain emerging macroeconomic challenges which could result in a potential negative impact on multiples and M&A activity in the industry. The Board of Directors also discussed the Company’s market position and potential value creation opportunities and associated challenges, focusing specifically on the negative impact of the Company’s lack of scale and resources on its valuation and ability to compete effectively.

On February 9, 2023, at the direction of the Board of Directors, a representative of Jefferies had a telephonic discussion with a representative of Party D. In the course of that conversation, the representative of Jefferies inquired whether Party D was interested in a potential acquisition of the Company, and the representative of Party D indicated that it could be interested in a potential acquisition of the Company and would revert. In mid-February 2023, a representative of Party D contacted a representative of Jefferies to communicate that Party D was not willing to explore an acquisition of the Company at a premium to the recent trading prices of the Company’s common stock.

On February 24, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. Representatives of Kirkland reviewed with the Board of Directors the directors’ fiduciary duties. Ms. Henry and representatives of Jefferies updated the Board on discussions with Party D, Party F and Party I regarding a potential strategic transaction, as well as representatives of Jefferies’ ongoing dialogue with certain potential counterparties that representatives of Jefferies had contacted in 2022, none of whom had expressed an interest in exploring a potential strategic transaction with the Company or confidence in its ability to make a proposal for a potential strategic transaction. Representatives of Jefferies indicated that, based on their conversation with a representative of Darden at the conference in early January, Darden may still be interested in a potential acquisition of the Company. The Board of Directors directed representatives of Jefferies to inquire if Darden was interested in exploring an acquisition of the Company, and, if there was interest, requested Ms. Henry and Robin Selati, Lead Independent Director of the Board of Directors, to speak with representatives of Darden. Also at the meeting, Company senior management reviewed with the Board of Directors management’s unaudited non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to a potential transaction, for fiscal years 2023 through 2027 (referred to herein as the “Projections”). The Board of Directors directed representatives of Jefferies to use and rely upon, for purposes of its financial analysis in connection with the Board of Directors’ evaluation of a potential strategic transaction, the Projections (as described more fully in the section entitled “— Certain Unaudited Prospective Financial Information”).

On February 24, 2023, at the Board of Directors’ request, representatives of Jefferies had telephonic discussions with Raj Vennam, Chief Financial Officer of Darden, to inquire about Darden’s interest in exploring a potential acquisition of the Company. In the course of those conversations, Mr. Vennam indicated that the Company’s 2022 actual performance, current macroeconomic conditions and challenges affecting the Company’s industry would need to be reflected in any acquisition proposal that Darden might make. Mr. Vennam also expressed Darden’s willingness to speak directly with representatives of the Company regarding a potential acquisition of the Company.

On March 2, 2023, Ms. Henry and Mr. Selati had a telephonic discussion with Mr. Cardenas and Mr. Vennam. In the course of that conversation, Mr. Cardenas indicated Darden’s interest in exploring a potential acquisition of the Company and requested access to certain high-level financial due diligence. Mr. Cardenas also indicated the need to keep the number of individuals with knowledge of a potential transaction small to minimize the potential for leaks and disruption to each party’s business. Mr. Selati concurred that discussions regarding a potential acquisition would have to be on a short timeframe to avoid the increased potential for distraction and leaks.

On March 8, 2023, the Company entered into a new confidentiality agreement with Darden to facilitate further discussion, substantially on the same terms as the prior confidentiality agreement entered into on January 19, 2022. The confidentiality agreement contained a customary standstill provision that permitted Darden to make acquisition proposals at any time after the Company entered into a definitive agreement with a third party providing for a change of control transaction of the Company. Following execution of the confidentiality agreement, Darden and its representatives were provided access to a virtual dataroom, and certain high-level financial due diligence, including the Company’s unaudited non-public prospective financial information for 2023 (the “2023 Budget”). The Company’s actual results for 2022 and the prospective financial information for 2023 in the 2023 Budget were lower than the corresponding information provided to Darden in connection with Darden’s 2022 acquisition proposals as a result of, among other things, challenging macroeconomic conditions (including inflation), factors negatively affecting the Company’s industry, lower sales and higher Company expenses.

On March 29, 2023, Darden submitted a letter to the Company setting forth a non-binding indication of interest to acquire the Company for $21.00 per share in cash (the “March 29 Proposal”). The proposed purchase price per share in the March 29 Proposal represented a premium of approximately 29% to the closing price of the Company’s common stock on March 29, 2023.

On March 30, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. With the assistance of representatives of Kirkland and Jefferies, the Board of Directors reviewed the March 29 Proposal. Representatives of Kirkland then reviewed the directors’ fiduciary duties and process considerations in the context of a potential sale of the Company. Also at the meeting, representatives of Jefferies discussed its preliminary financial analysis regarding the Company and the potential transaction with Darden, and comparison of the March 29 Proposal to the prior proposals made by Darden, and refreshed the Board of Directors on past outreach by representatives of Jefferies to potential bidders, none of whom had submitted an acquisition proposal or indication of interest or recently expressed an interest in a potential strategic transaction with the Company or confidence in its ability to make a credible proposal. With input from the Company’s advisors, the Board of Directors discussed whether to contact other parties that could potentially be interested in and capable of exploring a strategic transaction with the Company and considered various related factors, including the price offered by the March 29 Proposal, the fact that outreach conducted by the Company in 2022 to eight potential counterparties (including Darden) had not yielded any proposals (other than from Darden) and the belief of the Board of Directors that there were no other counterparties who would likely submit a credible proposal. The Board of Directors also discussed that, based on discussions with Darden to date, Darden appeared highly motivated to execute a transaction with the Company on the Company’s timetable, and discussed the potential for increased distraction and leaks if additional parties were contacted. The Board of Directors instructed representatives of Jefferies to counter the March 29 Proposal with a price of $22.25 per share in cash, representing a 35% premium to the closing price of the Company’s common stock on March 30, 2023, and further determined not to conduct outreach to other potential bidders if an acceptable price could be achieved with Darden.

On March 31, 2023, at the direction of the Board of Directors, representatives of Jefferies conveyed the Board of Directors’ counterproposal to representatives of Darden.

Thereafter on March 31, 2023, a representative of Darden informed a representative of Jefferies that Darden was willing to increase its offer price to $21.50 per share in cash (the “March 31 Proposal”), indicating that this represented Darden’s best and final offer. The proposed purchase price per share in the March 31 Proposal represented a premium of approximately 31% to the closing price of the Company’s common stock on March 31, 2023. The offer price set forth in the March 31 Proposal was conditioned on completion of confirmatory diligence without material negative findings.

Throughout March and April 2023 and until the execution of the Merger Agreement on May 2, 2023, representatives of Darden engaged in due diligence of the Company, which included participation in numerous calls and meetings with Company senior management and representatives of Jefferies, and review of select business diligence information and documents.

On April 1, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. Company senior management provided an update on discussions with Darden, including the March 31 Proposal. It was the consensus of the Board of Directors that, after taking into account a variety of factors, such as the price offered by the March 31 Proposal, the level of certainty associated with the March 31 Proposal, the progress made in the previous process with Darden, and the ability of Darden to complete its due diligence and execute a transaction on a fast timeline, the

Board of Directors would be supportive of a transaction with Darden at a price of $21.50 per share of Company common stock in cash. The Board of Directors instructed the Company’s management and legal and financial advisors to continue to engage with Darden and to seek to finalize a transaction based on the March 31 Proposal and not to conduct outreach to other potential bidders given an acceptable price had been achieved with Darden, the fact that outreach conducted by the Company in 2022 to eight potential counterparties had not yielded any proposals (other than from Darden) and the belief of the Board of Directors that there were no other counterparties who would likely submit a credible proposal. The Board of Directors further noted that Mr. Cardenas had asked to meet with Ms. Henry and determined that, in the event Mr. Cardenas wished to discuss post-closing employment and roles for management, it would be acceptable for Ms. Henry and other members of Company management to engage with Darden regarding this topic, given the Board of Directors had authorized the Company’s management and advisors to work to finalize a transaction at $21.50 per share.

On April 5, 2023, representatives of Kirkland sent a draft of the Merger Agreement to representatives of Hunton Andrews Kurth LLP (“Hunton”), Darden’s outside legal counsel. The draft merger agreement provided for, among other things, a termination fee equal to 2.5% of transaction equity value, payable if, among other things, the Merger Agreement is terminated by the Company to accept and enter into an agreement with respect to a Superior Proposal.

Thereafter on April 5, 2023, Ms. Henry and Mr. Cardenas met in-person to discuss the status of due diligence and transaction negotiations and next steps, as well as numerous operational and integration matters relevant if the proposed transaction were consummated. During this meeting, Mr. Cardenas expressed Darden’s view that Company operators and key Company personnel, including Ms. Henry, remaining with the Company for some period of time following closing would be important for the success of the transaction from Darden’s perspective. No specific terms regarding post-closing employment or compensation were discussed.

On April 13, 2023, representatives of Hunton, on behalf of Darden, sent a revised draft of the Merger Agreement to representatives of Kirkland, which draft included a termination fee equal to 3.5% of transaction equity value, and certain changes to Darden’s benefit resulting in greater closing conditionality. The April 13th draft also noted Darden’s expectation that the Company’s directors and executive officers would enter into tender and support agreements.

On April 17, 2023, representatives of Kirkland and Hunton had a telephonic discussion to discuss open issues in the Merger Agreement.

On April 18, 2023, the Board of Directors held a regularly scheduled virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. In addition to regularly scheduled business, with the input of representatives of Kirkland and Jefferies, the Board of Directors discussed the March 31 Proposal. The proposed purchase price per share in the March 31 Proposal represented a premium of approximately 31% to the closing price of the Company’s common stock on April 17, 2023, the last full trading day prior to the meeting. Company senior management and representatives of Jefferies provided an update on discussions with Darden, and representatives of Kirkland provided an update on the status of negotiation of the Merger Agreement. Representatives of Kirkland then discussed Darden’s request for each of the Company’s officers and directors to sign a tender and support agreement. Ms. Henry provided a summary of her discussion with Mr. Cardenas regarding the status of due diligence and transaction negotiations and next steps, as well as numerous operational and integration matters relevant if the proposed transaction were consummated. Ms. Henry stated that, given its importance to Darden, she would be willing to consider Mr. Cardenas’ proposal to remain with the Company following closing, noting that no specific terms regarding post-closing employment or compensation had been discussed. The Board of Directors instructed Company senior management and the Company’s advisors to continue to work to finalize a transaction at a price of $21.50 per share in cash, and indicated its support of Ms. Henry continuing her discussions with Mr. Cardenas, as well as Darden’s request for each director and executive officer to sign a tender and support agreement.

On April 19, 2023, representatives of Kirkland, on behalf of the Company, sent representatives of Hunton a revised draft of the Merger Agreement. The revised draft, among other things, included a termination fee equal to 3.0% of transaction equity value, and numerous revisions to the terms of the Merger Agreement that would enhance closing certainty.

On April 24, 2023, representatives of Hunton, on behalf of Darden, sent a revised draft of the Merger Agreement to representatives of Kirkland, which, among other terms, provided for a termination fee equal to 3.5% of transaction equity value, and certain changes to Darden’s benefit resulting in greater closing conditionality. Representatives of Hunton, on behalf of Darden, also sent an initial draft of the Tender and Support Agreement to representatives of Kirkland, pursuant to which, among other things, the Company’s directors and executive officers would each agree to tender his or her shares of Company common stock and otherwise support a transaction with Darden.

Between April 24 and May 2, 2023, representatives of Kirkland, representatives of Hunton and members of management of each of the Company and Darden and representatives of Jefferies had multiple conversations to resolve outstanding issues under the Merger Agreement and exchanged multiple drafts.

On April 25, 2023, the Company and Jefferies executed an updated engagement letter, effective as of January 11, 2023, for Jefferies to serve as the Company’s financial advisor in connection with a potential transaction.

Between April 25 and May 1, 2023, Mr. Cardenas and Ms. Henry had telephonic and in-person discussions on multiple occasions. In the course of these discussions, Mr. Cardenas and Ms. Henry discussed the status of negotiations regarding the proposed transaction, as well as numerous operational and integration matters relevant if the proposed transaction were consummated, and the timing of announcement of the proposed transaction. Mr. Cardenas and Ms. Henry also discussed potential post-closing employment and compensation arrangements for Company operators and key Company personnel, including Ms. Henry. Mr. Cardenas restated Darden’s view that Ms. Henry remaining with the Company for some period of time following closing would be important for the success of the transaction from Darden’s perspective, and outlined that Ms. Henry’s post-closing compensation would be materially lower than her current compensation as the chief executive officer of a publicly-traded company. On May 1, 2023, Ms. Henry confirmed to Mr. Cardenas that, given its importance to Darden, she was prepared to continue to lead the Company as President of the Ruth’s Chris brand following closing on the terms described in the section entitled “— Arrangements Between the Company and Its Executive Officers, Directors and Affiliates — Potential for Future Arrangements.”

On April 26 and 27, 2023, Mr. Vennam had several discussions with a representative of Jefferies regarding Darden’s due diligence findings and transaction status and timing, during which Mr. Vennam indicated that Darden’s willingness to proceed with the potential acquisition at a price of $21.50 per share was now conditioned on the Company’s suspension of quarterly dividends for shares of the Company’s common stock between signing and closing of a potential transaction. Members of Darden’s management also relayed its position with regard to the dividend to members of Company senior management, and representatives of Hunton relayed Darden’s position to representatives of Kirkland.

On April 27, 2023, Kirkland sent a revised draft of the Tender and Support Agreement to Hunton. The revised draft Tender and Support Agreement provided that the tender and support obligations therein would terminate if the Board of Directors changed its recommendation with respect to the transaction. Over the course of the next week through May 2, 2023, representatives of Kirkland and Hunton continued to negotiate and finalize the Tender and Support Agreement and the Merger Agreement.

On April 28, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. Company senior management and representatives of Jefferies and Kirkland provided an update on discussions with Darden, noting that if the remaining issues were resolved, the transaction could be signed as soon as May 2, 2023. Representatives of Jefferies noted that since April 1, 2023, the date on which the Board of Directors determined to seek to finalize a transaction with Darden at a price of $21.50 per share, and April 27, 2023, the last full trading day prior to the meeting, the premium contemplated by the March 31 Proposal had increased from 31% to 37%. The Board of Directors discussed Darden’s position with regard to the dividend, taking into account the Company’s stock price and the premium being offered by Darden. Representatives of Jefferies also reported that it had discussed the issue with representatives of Darden on several occasions over the past two days and Darden was firm in its position. Ms. Henry provided a summary of her discussions with Mr. Cardenas since the prior Board meeting and noted that, given its importance to Darden, she would be willing to consider a proposal from Darden to remain with the Company, despite the fact that Mr. Cardenas indicated that her post-closing compensation would be materially lower than her current compensation. The Board of Directors concluded that, given the attractiveness of the $21.50 per share price offered by Darden, and the fact that the transaction could otherwise be signed by May 2, 2023, it was in the best interest of the Company’s stockholders to accept Darden’s request regarding the suspension of the quarterly dividend and continue to engage with Darden and to seek to finalize a transaction at that price.

On May 1, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. During this meeting, representatives of Jefferies reviewed their financial analysis regarding the Company and the potential transaction with Darden. Representatives of Kirkland reviewed with the Board of Directors the directors’ fiduciary duties as previously discussed and reviewed the provisions of the proposed Merger Agreement, including the conditions to closing, each party’s termination rights, the ability of the Board of Directors to respond to unsolicited acquisition proposals, the provisions of the Merger Agreement relating to employee benefits and related matters, as well as the proposed terms of the Tender and Support Agreement.

On May 1, 2023, representatives of Kirkland and Hunton finalized the terms of the Merger Agreement, and agreed, on behalf of the Company and Darden, respectively, upon a termination fee equal to 3.35% of the Company’s total equity value.

Thereafter on May 2, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland and Jefferies. Representatives of Kirkland discussed updates to the Merger Agreement since the meeting dated May 1, 2023, including the finalization of the termination fee at 3.35% of the Company’s total equity value. Representatives of Jefferies rendered its opinion to the Board of Directors to the effect that, as of May 2, 2023 and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than holders of Owned Company Shares and Dissenting Company Shares), and reviewed with the Board of Directors Jefferies’ financial analyses related to such opinion.

After considering the proposed terms of the Merger Agreement and taking into consideration a variety of factors, including those described in the section entitled “— Reasons for Recommendation,” the Board of Directors unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL. The Board of Directors also unanimously approved the execution, delivery and performance by the Company of the Tender and Support Agreement.

Following the meeting of the Board of Directors on May 2, 2023, each of the Company, Darden and Purchaser executed and delivered the Merger Agreement.

On the morning of May 3, 2023, prior to market open, the Company and Darden issued a joint press release announcing the proposed transaction.

Reasons for Recommendation

The Board of Directors has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and representatives of each of the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Board of Directors has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL. Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Board of Directors considered each of the following factors and reasons, among others, when reaching its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

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Attractive Price. The Board of Directors concluded that the consideration per Share of $21.50 represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

•

the market performance of the Company common stock relative to those of other participants in the industry and general market indices, and the fact that the Offer Price of $21.50 per Share represents a compelling premium of (i) 34% compared to the closing price of the Company common stock of $16.03 per share on May 2, 2023, the last full trading day prior to the date of the Board of Directors meeting, and (ii) 32% compared to the volume weighted average price of the Company common stock of $16.23 per share for the 30-calendar day period ended May 2, 2023;

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the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that the Company’s financial advisors and senior management, at the Board of Directors’ instruction, communicated with 10 potential counterparties (including Darden) regarding a potential strategic transaction with the Company, two of which (including Darden) entered into a confidentiality agreement with the Company, and only Darden submitted a proposal for a potential strategic transaction with the Company, (ii) management’s and the Board of Directors’ assessment of the absence of potential candidates for further outreach with the likely interest to, and ability to, effect a transaction on terms competitive with Darden’s offer and (iii) the fact that the Company solicited an increase in the offer made by Darden from $21.00 per share to $21.50 per share, and the Board of Directors’ belief that the Offer Price was the highest price Darden would offer;

•

the financial analysis of the Offer Price reviewed by Jefferies with the Board of Directors as well as the opinion of Jefferies rendered to the Board of Directors on May 2, 2023, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than holders of Owned Company Shares and Dissenting Company Shares), as set forth in such opinion as more fully described below in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation — Opinion of Jefferies LLC;”

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the fact that, other than Darden, no potential acquirors submitted an acquisition proposal or indication of interest in the Company despite multiple conversations between the Company’s financial advisors and potential counterparties;

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the Board of Directors’ familiarity with the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the Company’s potential for, and risks and uncertainties relating to, future growth and value creation, and the negative impact of the Company’s valuation of its lack of scale; and

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the execution risks associated with continued independence, including the “Risk Factors” set forth in the Company’s Form 10-K for the year ended December 25, 2022, the Form 10-Q for the period ended March 26, 2023, and subsequent reports filed with the SEC;

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Cash Consideration; Certainty of Value. The fact that the merger consideration consists solely of cash, providing the Company’s stockholders with certainty, immediate value and liquidity upon consummation of the Offer and the Merger, and does not expose them to any future risks related to the future growth and value creation of the Company’s business or macroeconomic conditions, as compared to the Company remaining independent;

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Other Strategic Alternatives. The Board of Directors’ belief, after a thorough review of any other potential strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis and executing acquisitions of other counterparties), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value and the Board of Directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for its stockholders, taking into account risks of execution as well as business, competitive, industry, regulatory and market risks;

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Management Forecasts. The fact that the Board of Directors considered certain forecasts for the Company on a stand-alone basis prepared by or at the direction of senior management of the Company, which reflected various assumptions of the Company’s senior management. For further discussion, see “Item 4. Certain Unaudited Prospective Financial Information;”

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept Darden’s proposed transaction now (as provided for in the Merger Agreement), including the attractive valuation represented by the Offer Price, it may not have another opportunity to do so on comparable terms or another comparable opportunity;

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Speed of Consummation. The fact that the Offer and the Merger are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

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High Likelihood of Closing and Low Likelihood of Regulatory Impediment. The belief of the Board of Directors that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk and (iii) the likelihood of obtaining the required clearance under the HSR Act, along with Darden’s commitment to pursue clearance under the HSR Act;

•	No Vote of Darden’s Stockholders. The fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Darden’s stockholders;

•	Financial Resources of Darden. The financial resources of Darden, including Darden’s cash on hand and available credit, which fully provide funding for the Offer and the Merger;

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No Financing Condition; Remedies. The fact that the Transactions are not subject to a financing condition, and that if Darden does not consummate the Offer and the Merger in breach of its obligations under the Merger Agreement, the Company would be entitled to specific performance of Darden and Purchaser’s obligations under the Merger Agreement, subject to the terms set forth in the Merger Agreement;

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Advisors. The fact that the Company’s legal and financial advisors were involved throughout the process and negotiations and updated the Board of Directors directly and regularly, which provided the Board of Directors with additional perspectives on the negotiations in addition to those of the Company’s management;

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Successful Negotiations with Darden. The enhancements that the Company and its advisors were able to obtain in the original offer from Darden on March 29, 2023, as a result of the arm’s-length negotiations with Darden, including the increase in Offer Price from the March 29 Proposal to the end of the negotiations, and the agreed terms of the Merger Agreement reflecting enhanced closing certainty;

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Unanimous Board Determination. The fact that the Board of Directors was unanimous in its determination that the Offer and the Merger are in the best interests of the Company’s stockholders and its recommendation that the Company’s stockholders tender their shares in the Offer;

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Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee to Darden of $23.9 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

•	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Common Stock;

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Tender and Support Agreement. The fact that the Company’s directors and officers agreed to tender their Shares, comprising approximately 4.4% of the outstanding Shares, in the Offer and enter into a Tender and Support Agreement with Parent and the Company;

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Appraisal Rights. The fact that stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or valid waiver of a number of conditions. However, Darden and Purchaser are required to extend the Offer beyond the initial Offer Expiration Time (but not beyond the earlier to occur of (i) November 2, 2023, or, in certain circumstances, March 4, 2024, and (ii) the valid termination of the Merger Agreement) on one or more occasions if, at the then-scheduled Offer Expiration Time, any condition to the Offer has not been satisfied or waived, in consecutive periods of up to 10 business days each.

Considerations against and risks associated with the proposed Transactions:

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Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

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Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with customers, vendors, franchises, business partners, management and employees;

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Prohibition Against Solicitations; Termination Fee. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Darden a termination fee equal to $23.9 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

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Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Company common stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;

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Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

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Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger;

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Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

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Interests of the Board of Directors and Management. The fact that some of our directors and executive officers have interests in the transactions contemplated by the Merger Agreement, as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” that are different from, or in addition to, those of the Company’s stockholders. The Board of Directors was aware of these interests and considered them at the time it approved the Merger Agreement and made its recommendation to the Company’s stockholders.

The Board of Directors believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Board of Directors and management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board of Directors applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Board of Directors, Company stockholders should be aware that certain of our directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The members of the Board of Directors were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Certain Unaudited Prospective Financial Information

Important Information Concerning the Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, revenue, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates, including the difficulty of predicting general economic and market conditions, though the Company has in the past provided investors with financial guidance covering certain operating measures and expenses, which it may update from time to time during the relevant year. In connection with its evaluation of the Transactions (including the Offer and the Merger), the Company’s management prepared unaudited, non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions, for the fiscal years 2023 through 2027 (the “Projections”), which were prepared and updated by the Company’s management at the direction of the Board of Directors, reviewed and discussed with the Board of Directors in February 2023, and approved by the Board of Directors for use by Jefferies on February 24, 2023 (as described under the heading “Item 4 — The Solicitation or Recommendation — Background of the Offer and Merger; Reasons for Recommendation”). The Board of Directors used the Projections to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement, and whether to recommend that Company stockholders accept the Offer. As directed by the Board of Directors, Jefferies used the Projections in connection with its financial analyses and opinion.

The Projections were prepared by the Company’s management based on estimates they reasonably believed to be achievable. The Projections reflect numerous assumptions and estimates including with respect to the Company’s business, financial condition and results of operations, industry performance, general business, economic, market and financial conditions, foreign exchange rates and other matters. In particular, the Company’s management considered the following hypothetical assumptions with respect to the development of the Projections:

•	The Projections assume that the Company’s existing indebtedness will be paid down to $0 by Q4 2024.

•	The Projections assume that the Company will fund the development of five units, reinvestment capital and share repurchases with operating cash only.

•

The Projections assume that the remaining capacity of the Company’s share repurchase program will be completed and authorized by the Board of Directors to approximate the expected annual dilution from equity grants of $10 million per year.

•	The Projections assume that beef prices and cost of goods sold will moderate beginning in 2024 and that the Company will have operating benefit from the deployment of an inventory system.

The Projections are summarized below:

($ in millions)	2023E	2024E	2025E	2026E	2027E
Total Revenue	$551.6	$592.3	$635.2	$679.2	$724.3
Adjusted EBITDA(1)	$83.1	$93.1	$104.9	$117.3	$129.2
Free Cash Flow(2)	$59.8	$46.2	$57.7	$69.9	$81.7

(1)	“Adjusted EBITDA” includes stock-based compensation expense and pre-opening expense but excludes impairment / disposal expenses and other income / (expenses).
(2)

“Free Cash Flow” is Adjusted EBITDA less capex less (increase) / decrease in net working capital. Free Cash Flow was calculated by the Company’s financial advisor based on the Projections provided by Company management.

Additional Information Concerning the Unaudited Prospective Financial Information

The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to the Projections that were made available to the Board of Directors and Jefferies and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial Projections to be material or to be necessarily predictive of actual future results, and these Projections should not be relied upon as such. The Projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Projections are forward-looking statements.

The Projections contain non-GAAP financial measures including Adjusted EBITDA and Free Cash Flow. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Adjusted EBITDA and Free Cash Flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The KPMG LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2022, relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder (or any other person or entity) regarding the information included in the Projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model, which assumptions and estimates may not prove to have been, or may no longer be, accurate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the negative impact the COVID-19 pandemic has had and may continue to have on the Company’s business, financial condition, results of operations and cash flows; reductions in the availability of, or increases in the cost of, USDA Prime grade beef, fish and other food items; changes in economic conditions, including inflation, increasing interest rates, higher unemployment, slowing growth or recession, reductions in consumer discretionary income, and general trends; the loss of key management personnel; the effect of market volatility on the Company’s stock price; health concerns about beef or other food products; the effect of competition in the restaurant industry; changes in consumer preferences or discretionary spending or the Company’s ability to pass along rising costs through selling prices; labor shortages or increases in labor costs; the impact of federal, state or local government regulations relating to income taxes, unclaimed property, Company employees, the sale or preparation of food, the sale of alcoholic beverages and the opening of new restaurants; political conditions, civil unrest or other developments and risks in the markets where the Company’s restaurants are located; harmful actions taken by the Company’s franchisees; the inability to successfully integrate franchisee acquisitions into the Company’s business operations; economic, regulatory and other limitations on the Company’s ability to pursue new restaurant openings and other organic growth opportunities; a failure, interruption or security breach of the Company’s information technology network; the Company’s ability to protect its name and logo and other proprietary information; the impact of litigation; the restrictions imposed by the Company’s credit agreement; changes in, or the suspension or discontinuation of, the Company’s quarterly cash dividend payments or share repurchase program; and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended December 25, 2022, and its Quarterly Report on Form 10-Q for the quarter ended March 26, 2023, and described under the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Projections is not factual and should not be relied upon as being necessarily indicative of actual future results.

The Projections were developed by the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Projections do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Projections do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Opinion of Jefferies LLC

The Company retained Jefferies as its financial advisor in connection with a possible sale, disposition and certain other business and financing transactions involving the Company. In connection with this engagement, the Board of Directors requested that Jefferies evaluate the fairness, from a financial point of view, to holders of Shares (other than holders of Owned Company Shares and Dissenting Company Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement. At a meeting of the Board of Directors held on May 2, 2023, Jefferies rendered its opinion to the Board of Directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than holders of Owned Company Shares and Dissenting Company Shares).

The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the Board of Directors (in its capacity as such) in its evaluation of the Offer Price from a financial point of view and did not address any other aspect of the Transactions or any other matter. Jefferies’ opinion did not address the relative merits of the Transactions or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions or any term, aspect or implication of any other agreement (or amendment thereto or related arrangements) entered into in connection with, or contemplated by or resulting from, the Transactions or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the Board of Directors or any holder of Shares should act or vote on the Transactions, whether to tender shares in connection with the Offer or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated May 1, 2023, of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•

reviewed certain information furnished to Jefferies and approved for Jefferies’ use by Company management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the second and third bullets above;

•	reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of the Company that it was not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In Jefferies’ review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company, and Jefferies was not furnished with and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies did not evaluate the solvency or fair value of the Company or any other entity under any laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were based.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date thereof. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date thereof.

Jefferies made no independent investigation of, and expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, and Jefferies assumed the correctness in all respects material to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and its Board of Directors, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transactions and legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement and related documents to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. Jefferies assumed that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company, Darden or the contemplated benefits of the Transactions or that otherwise would be material in any respect to Jefferies’ analyses or opinion.

Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transactions or any term, aspect or implication of any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from the Transactions or otherwise. Jefferies’ opinion did not constitute a recommendation as to how any holder of Shares should act or vote on the Transactions, whether to tender shares in connection with the Offer, or any matter related thereto. Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than the holders of Shares. Jefferies expressed no view or opinion as to the price at which the Shares would trade or otherwise be transferrable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price to be received by holders of Shares or otherwise. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.

In connection with rendering its opinion to the Board of Directors, Jefferies performed certain financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis summarized below, no company used as a comparison was identical or directly comparable to the Company. These analyses necessarily involved complex considerations and judgments concerning financing characteristics and other factors that could affect the public trading or other values of the companies concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of the Company or its businesses or securities.

The terms of the Transactions were determined through negotiations between the Company and Darden, and the decision by the Company to enter into the Merger Agreement was solely that of the Board of Directors. Jefferies’ opinion and financial analyses were only one of many factors considered by the Board of Directors in its evaluation of the Offer Price and should not be viewed as determinative of the views of the Board of Directors or Company management with respect to the Transactions or the Offer Price payable in the Transactions.

Financial Analyses

The summary of the financial analyses described in this section is a summary of the material financial analyses reviewed with the Board of Directors and performed by Jefferies in connection with its analyses and opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 1, 2023, and is not necessarily indicative of current or future market conditions.

Selected Public Companies Analysis

Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following twelve selected publicly traded full-service restaurant companies that Jefferies considered generally relevant for purposes of its analysis, which are collectively referred to as the “selected companies.”

The selected companies reviewed included the following:

Small Cap Full-Service Restaurants

•	BJ’s Restaurants, Inc.

•	Chuy’s Holdings, Inc.

•	First Watch Restaurant Group, Inc.

•	Red Robin Gourmet Burgers, Inc.

•	The ONE Group Hospitality, Inc.

Large/Mid Cap Full-Service Restaurants

•	Darden Restaurants, Inc.

•	Texas Roadhouse, Inc.

•	Cracker Barrel Old Country Store, Inc.

•	The Cheesecake Factory Incorporated

•	Bloomin’ Brands, Inc.

•	Brinker International, Inc.

•	Dave & Buster’s Entertainment, Inc.

Jefferies reviewed, among other information and to the extent publicly available, enterprise values (“EVs”) of the selected companies, calculated as fully diluted equity values based on closing stock prices on May 1, 2023, plus total debt, preferred equity and non-controlling interests, minus cash and cash equivalents, as a multiple of each such company’s estimated earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense and pre-opening expenses (“EBITDA”), for the fiscal years 2023 and 2024, which we refer to as FY 2023E and FY 2024E, respectively. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The multiple ranges for the selected companies were as follows:

Selected Public Companies Analysis

	EV / FY2023E EBITDA Multiples			EV / FY2024E EBITDA Multiples
	Low	High	Median	Low	High	Median
Small Cap Full-Service	5.5x	14.2x	8.5x	4.4x	12.8x	7.3x
Large/Mid Cap Full-Service	4.8x	14.2x	8.5x	4.6x	12.4x	7.4x

Jefferies applied a selected range of enterprise value to estimated EBITDA multiples of 6.5x to 8.75x and 5.5x to 7.75x to corresponding data of the Company based on the Projections for estimated EBITDA for FY 2023E and FY 2024E, respectively, to determine ranges of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt as of December 31, 2022, as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted Shares outstanding to calculate a range of implied per Share equity values for the Company. This analysis indicated reference ranges of implied per Share equity values of $16.05 to $21.70 and $15.20 to $21.50 based on estimated EBITDA for FY 2023E and FY 2024E, respectively, as compared to the Offer Price of $21.50 per share.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.

Selected Transactions Analysis

Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following eighteen historical M&A transactions, announced since May 2012, involving publicly traded full-service restaurant companies that have financial and operating characteristics that Jefferies, in its professional judgment, considered generally relevant for purposes of its analysis, which are collectively referred to as the “selected transactions.” The selected transactions considered and the month and year each selected transaction was announced were as follows:

Selected Transactions

Date Announced	Target	Acquiror
May 2012	Fogo de Chao, Inc.	Thomas H. Lee Partners, L.P.
July 2012	Yard House USA, Inc.	Darden Restaurants, Inc.
January 2014	CEC Entertainment, Inc.	Apollo Global Management, LLC
May 2014	Red Lobster	Golden Gate Capital
May 2015	Frisch’s Restaurants, Inc.	NRD Partners I, L.P.
January 2017	Bob Evans Restaurants	Golden Gate Capital
March 2017	Cheddar’s Scratch Kitchen	Darden Restaurants, Inc.
October 2017	Ruby Tuesday, Inc.	NRD Capital
November 2017	Buffalo Wild Wings	Inspire Brands (Arby’s Restaurant Group)
February 2018	Fogo de Chao, Inc.	Rhone Capital
May 2018	Barteca Restaurant Group	Del Frisco’s Restaurant Group Inc.
June 2019	Del Frisco’s Restaurant Group, Inc.	L. Catterton
July 2021	J. Alexander’s Holdings, Inc.	SPB Hospitality
September 2021	Twin Peaks	FAT Brands
April 2022	Main Event	Dave & Buster’s Entertainment, Inc.
May 2022	Keke’s Breakfast Café	Denny’s Corporation
August 2022	BBQ Holdings	MTY Food Group Inc.
March 2023	Firebirds Wood Fired Grill	Garnett Station Partners, LLC

Jefferies reviewed transaction values of the selected transactions as a multiple of such target company’s latest twelve months (“LTM”) Adjusted EBITDA. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of the Company was based on the Projections.

The multiple ranges for the selected transactions were as follows:

Selected Transactions Analysis

EV/LTM Adjusted EBITDA Multiples
	Low	High	Median
EV/LTM Adjusted EBITDA	7.4x	18.7x	9.2x

Jefferies applied a selected range of enterprise value to LTM Adjusted EBITDA multiples derived from the selected transactions analysis of 8.0x to 11.0x to the LTM Adjusted EBITDA of the Company for the twelve months ended March 31, 2023, to determine a range of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt as of March 31, 2023, as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted Shares outstanding to calculate a range of implied per Share equity values. This analysis indicated a reference range of implied per Share equity values of approximately $18.75 to $25.75, as compared to the Offer Price of $21.50 per share.

No transaction utilized as a comparison in the selected transactions analysis is identical to the Transactions. In evaluating the Transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of the Company and Jefferies.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the stand-alone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years ending December 31, 2023 through December 31, 2027 based on the Projections. The terminal values of the Company were calculated by applying a selected range of perpetuity growth rates of 2% to 4% to the Company’s estimated unlevered free cash flows for the calendar year ending December 31, 2027 (including normalized levels of capital expenditures, working capital and depreciation and amortization), based on the Projections. The present values of the unlevered free cash flows and terminal values were then calculated using a selected discount rate range of 14.25% to 16.75%, based on an estimate of the Company’s weighted average cost of capital, to determine a range of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt as of December 31, 2022, as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted Shares outstanding to calculate a range of implied per Share equity values for the Company. This analysis indicated a reference range of implied per Share equity values of $14.50 to $20.75 per share, as compared to the Offer Price of $21.50 per share.

Other Factors

Jefferies reviewed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:

Premiums Paid Analysis.

Jefferies reviewed the implied premiums paid in 364 selected all-cash transactions across all industries, excluding financial targets, with transaction equity values ranging from $200 million to $1.0 billion, and 20 all-cash restaurant transactions involving U.S. domiciled and listed publicly traded targets closed since January 1, 2012.

The median of the premiums paid to the closing stock prices of the target companies involved in the selected transactions one trading day and thirty days prior to public announcement of such transactions, respectively, were as follows:

Illustrative Premiums Paid Analysis

	1 day Prior	30 days Prior
All Industries	28%	32%
Restaurants	21%	21%

Jefferies applied the selected ranges of implied premiums set forth in the table below, based on the 25th and 75th percentile of the implied premiums derived from the analysis of the selected transactions in all industries and the restaurant sector, respectively, to the closing price of the Shares on May 1, 2023, which, as noted above, was the date on which market data was used for Jefferies’ analysis. This analysis indicated a range of implied per Share equity values set forth in the table below, in each case as compared to the Offer Price of $21.50 per share.

Illustrative Premiums Paid Analysis

	Selected Range of Implied Premium	Implied Per Share Equity Value
All Industries - 1 day prior	14.1% - 46.9%	$18.60 - $23.95
Restaurants - 1 day prior	14.6% - 33.3%	$18.70 - $21.75

Miscellaneous

The Company has agreed to pay Jefferies for its financial advisory services in connection with the Transactions an aggregate fee based upon a percentage of the transaction value of the Transactions, which fee is estimated as of the date of this Schedule 14D-9 to be approximately $10.8 million, $750,000 of which became payable upon delivery of Jefferies’ opinion to the Board of Directors and the remainder of which is payable contingent upon the closing of the Transactions. In addition, the Company agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

During the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory or financing services to the Company, Darden or their respective affiliates for which Jefferies or its affiliates received fees. Jefferies and its affiliates may provide financial advisory and/or financing services to the Company, Darden and/or their respective affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company, Darden and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as the Company’s financial advisor in connection with the Transactions because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in mergers and acquisition transactions and based on its familiarity with the Company’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. In addition, the Supporting Stockholders have entered into a Tender and Support Agreement pursuant to which each has agreed, in their capacity as a stockholder of the Company, to tender all of their Shares, as well as any additional Shares they may acquire, to Purchaser in the Offer, and as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Purchaser and Parent and their Affiliates — Tender and Support Agreement.”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

On April 25, 2023, the Company entered into an engagement letter with Jefferies, effective as of January 11, 2023, pursuant to which Jefferies was formally engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, Jefferies provided the Company with financial advisory services and the Board of Directors with a financial opinion, described under the section entitled “— Opinion of Jefferies LLC” and attached as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay Jefferies for its financial advisory services in connection with the Transactions an aggregate fee based upon a percentage of the transaction value of the Transaction, which fee is estimated as of the date of this Schedule 14D-9 to be approximately $10.8 million, $750,000 of which became payable upon delivery of Jefferies’ opinion to the Board of Directors and the remainder of which is payable contingent upon the closing of the Transactions. The Company has also agreed to reimburse Jefferies for its reasonable, documented and out-of-pocket expenses, including reasonable, documented and out-of-pocket fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Jefferies and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Jefferies or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to Jefferies’ engagement.

The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Pursuant to the Merger Agreement, the Company has agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. In addition, it has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On May 2, 2023, the Board unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL.

If the Minimum Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 15 — “Conditions of the Offer” of the Offer to Purchase, and the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in Item 4 above, and Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Therefore, and assuming the truth of that representation, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and who have not otherwise waived appraisal rights, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to seek appraisal of their Shares and to receive payment in cash for the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court may be greater than, the same as, or less than the Offer Price.

The following is a brief summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). In the event of any inconsistency between the information contained in this summary and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 of the DGCL and in this summary to a “stockholder” or a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps set forth in Section 262 of the DGCL and summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by reference to, Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice either a copy of Section 262 or information directing the stockholder to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is May 16, 2023), demand in writing and deliver to the Company at the address indicated below, the appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer or otherwise vote in favor of or consent to the Merger;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger within 10 days after the closing of the Merger to all the Company’s stockholders who demanded appraisal in writing (in accordance with the first bullet above), as required by Section 262(d)(2) of the DGCL. However, only stockholders who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Ruth’s Hospitality Group, Inc., Attention: Senior Vice President, General Counsel and Corporate Secretary, 1030 W. Canton Avenue, Suite 100, Winter Park,

Florida 32789. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the value of the Shares held by all stockholders who did not tender in the Offer (or, if tendered, who subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who otherwise timely and properly demanded appraisal in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their Shares. The Company (as the Surviving Corporation) is under no obligation, and has no intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of, and not tendered into and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a petition commencing an appraisal proceeding by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Where, as in the case of the Merger and the Shares, immediately before the merger the shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL (which will not be the case assuming the Merger is consummated in accordance with Section 251(h) of the DGCL pursuant to the terms of the Merger Agreement). We refer to these conditions as the “ownership conditions.”

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v.

Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates or, with respect to holders of uncertificated Shares, forthwith. The Delaware Court’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the effective date of the Merger, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the effective date of the Merger).

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Moreover, as summarized above, the Delaware Court must dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and in which case such stockholders will effectively lose their appraisal rights, if none of the ownership conditions are satisfied. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger Consideration either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon consummation of the Merger within 60 days after the effective date of the Merger.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262).

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE MERGER CONSIDERATION.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Notification and Report Form (an “HSR Filing”) under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent’s substantial compliance with that request. If the tenth calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. After that time, absent Parent’s and the Company’s agreement, the FTC and the Antitrust Division can only block the purchase of Shares in the Offer by initiating legal proceedings and obtaining a court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual states of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Under the HSR Act, each of Parent and the Company is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Parent and the Company each filed their respective HSR Act notification forms on May 15, 2023 and we expect that the 15-day waiting period will expire at 11:59 p.m., New York City time, on May 30, 2023, unless terminated early or otherwise extended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of the Company by Darden and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be or have been instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; (viii) Darden’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the Company; (ix) reductions in the availability of, or increases in the cost of, USDA Prime grade beef, fish and other food items; (x) changes in economic conditions, including inflation, increasing interest rates, higher unemployment, slowing growth or recession; (xi) reductions in consumer discretionary income and general competition in the restaurant industry; (xii) the effect of shortages or increases in labor costs, state or local government regulations related to the sale or preparation of food, the sale of alcoholic beverages and the opening of new restaurants; (xiii) risks in the markets where the Company’s restaurants are located; and (xiv) the inability to successfully integrate franchisee acquisitions into the Company’s business operations, economic, regulatory and other limitations on the Company’s ability to pursue new restaurant openings and other organic growth opportunities. The risks and uncertainties may be impacted by the COVID-19 pandemic (including supply chain constraints, labor shortages and inflationary pressure). The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 25, 2022, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation

Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.	Exhibits.

(a)(1)	Offer to Purchase, dated May 16, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Form of Summary Advertisement, published May 16, 2023 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(7)	Joint Press Release, dated May 3, 2023 (incorporated by reference to Exhibit 99.1 to Ruth’s Hospitality Group, Inc. Current Report on Form 8-K filed with the SEC on May 3, 2023)

(a)(8)	Second Joint Press Release, dated May 3, 2023 (incorporated by reference to Exhibit 99.1 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(9)	Letter to Operators, first used on May 3, 2023 (incorporated by reference to Exhibit 99.2 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(10)	Letter to Home Office, first used on May 3, 2023 (incorporated by reference to Exhibit 99.3 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(11)	Letter to Franchisees, first used on May 3, 2023 (incorporated by reference to Exhibit 99.4 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(12)	FAQs, first used on May 3, 2023 (incorporated by reference to Exhibit 99.5 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(13)	Leader Talking Points, Home Office, first used on May 3, 2023 (incorporated by reference to Exhibit 99.6 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(14)	Leader Talking Points, Company-Owned Operations Leaders, first used on May 3, 2023 (incorporated by reference to Exhibit 99.7 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 3, 2023)

(a)(15)	Investor Presentation, dated as of May 4, 2023 (incorporated by reference to Exhibit 99.1 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 4, 2023)

(a)(16)	Transcript of Investor Presentation held on May 4, 2023 (incorporated by reference to Exhibit 99.2 to Ruth’s Hospitality Group, Inc. Schedule 14D-9 filed with the SEC on May 4, 2023)

(a)(17)	Opinion dated May 2, 2023 of Jefferies LLC to the Board of Directors of Ruth’s Hospitality Group, Inc. (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated May 2, 2023 by and among Ruth’s Hospitality Group, Inc., Ruby Acquisition Corporation and Darden Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to Ruth’s Hospitality Group, Inc. Current Report on Form 8-K filed with the SEC on May 3, 2023)

(e)(2)	Tender and Support Agreement, dated as of May 2, 2023, by and among Darden Restaurants, Inc., Ruby Acquisition Corporation, Ruth’s Hospitality Group, Inc and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to Ruth’s Hospitality Group, Inc. Current Report on Form 8-K filed with the SEC on May 3, 2023)

(e)(3)	Confidentiality Agreement, dated as of March 8, 2023, by and between Darden Restaurants, Inc. and Ruth’s Hospitality Group, Inc.

(e)(4)	Employment Agreement dated August 1, 2022, between the Company and Cheryl J. Henry (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed August 5, 2022)

(e)(5)	Employment Agreement dated August 1, 2022, between the Company and Kristy Chipman (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2022)

(e)(6)	Employment Agreement dated August 1, 2022, between the Company and Marcy Lynch (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2022)

(e)(7)	First Amendment to Employment Agreement dated May 1, 2023, between the Company and Marcy Lynch

(e)(8)	Employment Agreement dated August 1, 2022, between the Company and David Hyatt (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2022)

(e)(9)	Employment Agreement dated November 14, 2022, between the Company and Mark Kupferman (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on February 23, 2023)

(e)(10)	Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 20, 2023 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 20, 2023)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

RUTH’S HOSPITALITY GROUP, INC.

By:	/s/ Kristy Chipman
Name: Kristy Chipman
Title: Executive VP, Chief Financial Officer and Chief Operating Officer

Date: May 16, 2023

ANNEX I

Opinion of Jefferies LLC

Jefferies LLC

520 Madison Avenue New York, NY 10022 tel 212.284.2300 Jefferies.com

May 2, 2023

The Board of Directors

Ruth’s Hospitality Group, Inc.

1030 West Canton Avenue, Suite 100

Winter Park, FL 32789

Members of the Board:

We understand that Ruth’s Hospitality Group, Inc. (the “Company”), Darden Restaurants, Inc. (“Parent”), and Ruby Acquisition Corporation, an indirect wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company at a price per share of $21.50 in cash (the “Per Share Price”), and (ii) following consummation of the Offer, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (a) each outstanding share of Company Common Stock not previously tendered in the Offer (other than shares of Company Common Stock held by the Company as treasury stock or owned by Parent, Merger Sub or any of Parent’s other subsidiaries (including shares of Company Common Stock acquired pursuant to the Offer) (the “Owned Company Shares”), all of which shares will be cancelled, or as to which dissenters rights have been properly exercised (the “Dissenting Shares”)), will be converted into the right to receive cash in an amount equal to the Per Share Price, and (b) the Company will become an indirect wholly owned subsidiary of Parent. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Per Share Price to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than holders of Owned Company Shares and Dissenting Shares).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated May 1, 2023 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)

reviewed certain information furnished to us and approved for our use by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

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(v)	reviewed the share trading price history and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities of, the Company, and we have not been furnished with and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. We have not evaluated the solvency or fair value of the Company or any other entity under any laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are based.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, and we have assumed the correctness in all respects material to our analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and its Board of Directors, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transaction and legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement and related documents to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Company Common Stock. We have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction or that otherwise would be material in any respect to our analyses or opinion.

Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any other agreements, arrangements or understandings entered into in connection with, or

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contemplated by or resulting from the Transaction or otherwise. Our opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should act or vote on the Transaction, whether to tender shares in connection with the Offer, or any matter related thereto. We have not been asked to address, and our opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than the holders of shares of Company Common Stock. We express no view or opinion as to the price at which shares of Company Common Stock will trade or otherwise be transferrable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Per Share Price to be received by holders of shares of Company Common Stock or otherwise. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its consideration of the Transaction.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred in connection with our engagement. The Company has also agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. As you are aware, in the past two years, we and our affiliates have not provided financial advisory or financing services to the Company or Parent or their respective affiliates for which we and our affiliates have received compensation. We maintain a market in the securities of the Company and Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Price to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than holders of Owned Company Shares and Dissenting Shares).

Very truly yours,

JEFFERIES LLC

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